Exhibit 99.1

American Oncology Network, a Rapidly Growing Network of Community-Based Oncology Practices, Receives Strategic Investment from AEA Growth.

FORT MYERS, Fla., April 28, 2023 (GLOBE NEWSWIRE) -- American Oncology Network (“AON” or the “Company”), a rapidly growing network of community-based oncology practices, today announced that the Company has entered into a definitive agreement to receive a strategic growth investment from AEA Growth.

Since inception in late 2018, AON’s goal has been to support community-based oncology practices, providing a robust, clinically integrated platform. AON provides comprehensive support, access to revenue-diversifying adjacent services, and practice management expertise to empower physicians to make cancer care better. For patients, this translates to care-enhancing services (such as access to clinical research, a centralized medically integrated specialty pharmacy, diagnostics, and pathology), a dedicated care management team, and a variety of financial assistance programs, ensuring that patients’ experiences are at the forefront of cancer care.

AEA Growth is investing, upon the satisfaction of customary closing conditions, $65 million into AON and the proceeds of the investment will be used to help further AON’s goals of supporting community practices and improving the patient experience. AEA Growth will have a minority interest in the Company, which will continue to be majority owned and governed by licensed oncologists.

AEA Growth’s investment follows a strong period of growth for AON, which generated over $1.1 billion in revenue in 2022 (reflecting over 20% growth year-over-year). As of December 31, 2022, AON’s platform includes almost 200 providers including over 100 physicians and 30 practices across 77 locations in 17 states.

“We are excited to partner with the team at AEA Growth to continue growing the AON platform,” said AON CEO Todd Schonherz. “Over the past five years, our team at AON has invested a significant amount of capital into the AON platform which enables community-based oncology practices to operate with the benefits of our combined scale and expertise, while also allowing practices to maintain their autonomy. We believe that AEA Growth is aligned with our mission to continue investing behind our practices and to provide AON’s patients with cutting edge cancer care.”

“AON enables oncology practices to deliver best-in-class cancer care in the community, where it is both convenient and better value for patients,” said James Stith, Partner of AEA Growth. “We are thrilled to partner with AON given its differentiated value proposition to community oncology practices and strong growth.”

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor does it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

###

About American Oncology Network, LLC

The American Oncology Network, LLC (AON) is an alliance of physicians and seasoned healthcare leaders partnering to ensure the long-term success of community oncology. Launched in 2018, the rapidly expanding AON network represents 106 physicians practicing across 17 states. The executive management team of AON encompasses members with an average of more than three decades of oncology practice management experience, enabling physicians to focus on what matters most — providing the highest quality care for patients. Learn more at www.aoncology.com.

About AEA Growth

AEA Growth provides technology-enabled, healthcare and software companies with flexible capital and operational resources to accelerate growth. AEA Growth targets investments in category leading, capital efficient businesses with strong customer advocacy.

AEA Growth is part of AEA Investors LP. AEA Investors was founded in 1968 by the Rockefeller, Mellon and Harriman family interests and S.G. Warburg & Co. as a private investment vehicle for a select group of industrial family offices with substantial assets. AEA has an extraordinary global network built over many years which includes leading industrial families, business executives and leaders; many of whom invest with AEA as active individual investors and/or join its portfolio company boards or act in other advisory roles. Today, AEA’s approximately 110 investment professionals operate globally with offices in New York, Stamford, San Francisco, London, Munich and Shanghai. The firm manages funds that have approximately $19 billion of invested and committed capital including the leveraged buyouts of middle market companies and small business companies, growth capital and mezzanine and senior debt investments.